

Mail Stop 7010

September 13, 2007

Via U.S. mail and facsimile

Mr. William C. Hitchcock
Chief Financial Officer
RG Global Lifestyles, Inc.
4029 Westerly Place, Suite 200
Newport Beach, CA 92660

> **Re: RG Global Lifestyles, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 10, 2007**
> **File No. 333-145322**

Dear Mr. Hitchcock:

We have reviewed your supplemental response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 1 that you had approximately 18.5 million non-affiliate shares outstanding as of August 15, 2007. We also note the disclosure in the Form SB-2 that you had approximately 27.3 million shares outstanding as of July 15, 2007. Finally, we note that the disclosure in the beneficial ownership table in the Form SB-2 indicates you had approximately 12.4 million shares held by your affiliates, including your directors, officers and 5% stockholders. Please reconcile and provide us with a detailed analysis identifying each affiliate and selling security holder and the number of shares held by each affiliate and selling security holder. We may have further comments based on your response.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Scott D. Olson
       8 Via Barcaza
       Coto de Caza, CA 92679